Exhibit 99.1

ATRenew to Hold Extraordinary General Meeting on November 15, 2021

SHANGHAI, Sept. 30, 2021 /PRNewswire/ — AiHuiShou International Co. Ltd. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced that it has called an extraordinary general meeting (the “EGM”) of shareholders to be held at 12/F, Tower 6, KIC Corporate Avenue, 433 Songhu Road, Yangpu District, Shanghai, on November 15, 2021 at 10:00 a.m. Beijing time for the purpose of considering and, if thought fit, passing and approving the proposal to change the name of the Company from “AiHuiShou International Co. Ltd.” to “ATRenew Inc.”.

The notice of the EGM, to which the form of proxy for the EGM is attached and made a part, is available on the Company’s website at https://ir.aihuishou.com/.

The Board of Directors of the Company has fixed the close of business on October 8, 2021 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive the notice of the EGM or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjournment(s) or postponement(s) thereof. Holders of the American depositary shares (“ADSs”) representing the Company’s Class A ordinary shares must act through the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares.

About AiHuiShou International Co. Ltd.

Headquartered in Shanghai, AiHuiShou International Co. Ltd. (“ATRenew”) (NYSE: RERE) operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew, which stands for “All Things Renew.” Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew’s open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China’s pre-owned consumer electronics industry.

Investor Relations Contact

In China:

AiHuiShou International Co. Ltd.

Investor Relations

Email: ir@aihuishou.com

In the United States:

ICR, LLC

Email: aihuishou@icrinc.com

Tel: +1-212-537-0461

SOURCE AiHuiShou International Co. Ltd.